Exhibit 99.1

New Gold Reports 2022 First Quarter Results

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, May 2, 2022 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE: NGD) reports first quarter results for the Company as of March 31, 2022. The Company will host a conference call and webcast today at 8:30 am Eastern Time to discuss the first quarter consolidated results (details are provided at the end of this news release). For detailed information, please refer to the Company's First Quarter Management's Discussion and Analysis (MD&A) and Financial Statements that are available on the Company's website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information. Numbered note references throughout this news release are to endnotes which can be found at the end of this news release.

Consolidated First Quarter Highlights

  Gold equivalent1 ("gold eq.") production of 87,696 ounces (68,101 ounces of gold, 8.2 million pounds of copper and 109,511 ounces of silver)
  Operating expenses of $1,029 per gold eq. ounce
  All-in sustaining costs2 of $1,778 per gold eq. ounce, including total cash costs2 of $1,069 per gold eq. ounce
  Average realized gold price2 of $1,897 per ounce and average realized copper price2 of $4.53 per pound
  Cash generated from operations of $68 million, or $0.10 per share
  Cash generated from operations, before changes in non-cash operating working capital2 of $66 million, or $0.10 per share
  Net loss of $8 million, or ($0.01) per share
  Adjusted net earnings2 of $10 million, or $0.02 per share
  March 31, 2022 cash and cash equivalents of $432 million

"The first quarter saw New Gold continue to advance our objectives with a focus on delivering on our 2022 plan and securing and extending the Company's longer-term future," stated Renaud Adams, President & CEO. "We delivered solid total gold production at Rainy River, despite an increase in COVID-19 cases and during a quarter in which capitalized waste stripping was prioritized. While we faced the inflationary challenges experienced across the industry, our teams remained disciplined with their objectives and with the benefit of a weaker Canadian dollar, delivered strong operating cash flow in the first quarter. We currently expect to deliver on our 2022 guidance, and our operations continue to review optimization opportunities and assess cost reduction initiatives to mitigate against inflationary pressures. We also continued to advance our longer-term priorities, including advancing the development of the Intrepid underground zone at Rainy River and the B3 ramp-up and C-Zone development at New Afton."

"Additionally, we continue to transform the future of the Company, both operationally and financially. During the first quarter, our team delivered an updated Rainy River Technical Report, extending Rainy River's mine life to 2031, which is another positive milestone for future production, and something we will continue to build on. We added an experienced Chief Operating Officer which will be invaluable to the Company as we continue to advance multiple projects at both sites. We also announced our intention to redeem the remaining $100 million aggregate principal amount of our outstanding 2025 senior notes in mid-May, further improving our financial flexibility during this period of optimization for our Company," added Mr. Adams.

Consolidated Financial Highlights

	Q1 2022	Q1 2021
Revenue ($M)	174.7	164.9
Operating expenses ($M)	95.2	93.9
Net (loss) earnings ($M)	(7.8)	15.1
Net (loss) earnings, per share ($)	(0.01)	0.02
Adj. net earnings ($M)[2]	10.3	8.1
Adj. net earnings, per share ($)[2]	0.02	0.01
Operating cash flow ($M)	67.8	53.3
Operating cash flow, per share ($)	0.10	0.08
Cash generated from operations, before changes in non-cash operating working capital ($M)[2]	66.4	63.7
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[2]	0.10	0.09

  Revenues increased over the prior-year period due to higher gold and copper prices and higher gold sales volume, partially offset by lower copper sales volume.
  Operating expenses were consistent with the prior-year period.
  Net loss for the quarter compared to net earnings in the prior-year period primarily due to an unrealized loss on the revaluation of the gold stream obligation derivative resulting from the updated Technical Report for Rainy River.
  Adjusted net earnings2 increased over the prior-year period due to higher revenues, partially offset by higher depreciation and depletion and exploration.
  Operating cash flow increased over the prior-year period due to higher revenues and negative working capital movements in the prior-year period.

Consolidated Operational Highlights

	Q1 2022	Q1 2021
Gold eq. production (ounces)[1]	87,696	96,026
Gold eq. sold (ounces)[1]	92,536	91,818
Gold production (ounces)	68,101	66,650
Gold sold (ounces)	70,562	63,539
Copper production (Mlbs)	8.2	13.8
Copper sold (MIbs)	9.2	13.3
Gold revenue, per ounce ($)	1,881	1,769
Copper revenue, per pound ($)	4.26	3.62
Average realized gold price, per ounce ($)[2]	1,897	1,788
Average realized copper price, per pound ($)[2]	4.53	3.83
Operating expenses, per gold eq. ounce ($)	1,029	1,022
Total cash costs, per gold eq. ounce ($)[2]	1,069	1,067
Depreciation and depletion, per gold eq. ounce ($)	529	498
All-in sustaining costs, per gold eq. ounce ($)[2]	1,778	1,550
Sustaining capital and sustaining leases ($M)[2]	55.5	37.9
Growth capital ($M)[2]	22.9	18.5
Total capital and leases ($M)	78.4	56.4

Rainy River Mine

Operational Highlights

Rainy River Mine	Q1 2022	Q1 2021
Gold eq. production (ounces)[1]	59,895	56,513
Gold eq. sold (ounces)[1]	61,684	53,577
Gold production (ounces)	58,834	54,656
Gold sold (ounces)	60,635	51,796
Gold revenue, per ounce ($)	1,891	1,786
Average realized gold price, per ounce ($)[2]	1,891	1,786
Operating expenses, per gold eq. ounce ($)	948	1,006
Total cash costs, per gold eq. ounce ($)[2]	948	1,006
Depreciation and depletion, per gold eq. ounce ($)	628	635
All-in sustaining costs, per gold eq. ounce ($)[2]	1,592	1,586
Sustaining capital and sustaining leases ($M)[2]	37.2	29.3
Growth capital ($M)[2]	4.9	1.3
Total capital and leases ($M)	42.2	30.6

Operating Key Performance Indicators

Rainy River Mine (Open Pit Mine only)	Q1 2022	Q1 2021
Tonnes mined per day (ore and waste)	118,657	150,767
Ore tonnes mined per day	20,019	35,681
Operating waste tonnes per day	35,199	65,643
Capitalized waste tonnes per day	63,438	49,442
Total waste tonnes per day	98,637	115,085
Strip ratio (waste:ore)	4.93	3.23
Tonnes milled per calendar day	24,318	26,301
Gold grade milled (g/t)	0.92	0.80
Gold recovery (%)	91	89
  Open pit tonnes mined per day decreased over the prior-year period due to an increase in COVID-19 cases at site in the first part of the quarter impacting equipment utilization, and cold weather conditions affecting drilling productivity. Approximately 1.8 million ore tonnes and 8.9 million waste tonnes (including 5.7 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 4.93:1. During the second half of the year, the strip ratio is expected to decrease as the mine is prioritizing capitalized waste during the colder weather months.
  Tonnes milled per calendar day decreased over the prior-year period due to mechanical maintenance on both the SAG mill and crusher, and cold weather conditions impacting stockpile movement.
  Gold eq.1 production was 59,895 ounces (58,834 ounces of gold and 79,621 ounces of silver), an increase over the prior-year period due to higher gold grade and gold recovery, partially offset by lower tonnes processed. Production is expected to strengthen in the second half of the year and represent approximately 55% of the annual production.
  Operating expense per gold eq. ounce decreased over the prior-year period primarily due to higher sales volume.
  All-in sustaining costs2 per gold eq. ounce slightly increased over the prior-year period due to higher sustaining capital spend, partially offset by higher sales volume.
  Total capital and leases increased over the prior-year period due to higher sustaining and growth capital. Sustaining capital primarily related to $20 million of capitalized waste, as well as capital maintenance, and the advancement of the annual tailings dam raise. Growth capital2 primarily related to the development of the Intrepid underground zone, which advanced 512 metres.
  Free cash flow2 for the quarter was $15 million, an increase over the prior-year period due to an increase in cash generated from operations, partially offset by higher capital spend.

New Afton Mine

Operational Highlights

New Afton Mine	Q1 2022	Q1 2021
Gold eq. production (ounces)[1]	27,800	39,512
Gold eq. sold (ounces)[1]	30,852	38,241
Gold production (ounces)	9,267	11,994
Gold sold (ounces)	9,927	11,744
Copper production (Mlbs)	8.2	13.8
Copper sold (Mlbs)	9.2	13.3
Gold revenue, per ounce ($)	1,818	1,698
Copper revenue, per ounce ($)	4.26	3.62
Average realized gold price, per ounce ($)[2]	1,935	1,799
Average realized copper price, per pound ($)[2]	4.53	3.83
Operating expenses, per gold eq. ounce ($)	1,192	1,046
Total cash costs, per gold eq. ounce ($)[2]	1,313	1,153
Depreciation and depletion, per gold eq. ounce ($)	325	296
All-in sustaining costs, per gold eq. ounce ($)[2]	1,913	1,388
Sustaining capital and sustaining leases ($M)[2]	17.8	8.5
Growth capital ($M)[2]	18.0	17.2
Total capital and leases ($M)	35.9	25.8

Operating Key Performance Indicators

New Afton Mine	Q1 2022	Q1 2021
Tonnes mined per day (ore and waste)	7,028	11,395
Tonnes milled per calendar day	10,299	13,564
Gold grade milled (g/t)	0.38	0.39
Gold recovery (%)	83	79
Copper grade milled (%)	0.49	0.64
Copper recovery (%)	81	80
  Underground tonnes mined per day decreased over the prior-year period due to the planned completion of Lift 1 mining activities, with the exception of the recovery level, and the continued ramp-up of the B3 zone.
  Tonnes milled per calendar day decreased over the prior-year period and is currently incorporating lower grade surface stockpiles to supplement the overall lower tonnes mined.
  Gold eq.1 production was 27,800 ounces (9,267 ounces of gold and 8.2 million pounds of copper), a decrease over the prior-year period due to lower tonnes processed and lower copper grade.
  Operating expense per gold eq. ounce increased over the prior-year period, primarily due to lower sales volume.
  All-in sustaining costs2 per gold eq. ounce increased over the prior-year period due to higher sustaining capital spend and lower sales volume.
  Total capital and leases increased over the prior-year period, primarily due to higher sustaining capital spend. Sustaining capital primarily related to B3 mine development and tailings management and stabilization activities. Growth capital2 primarily related to C-Zone development, which advanced 931 metres in the quarter.
  Free cash flow2 for the quarter was a net outflow of $33 million, a decrease over the prior-year period due to lower revenue, planned higher capital spend, and an increase in the free cash flow interest payment.

First Quarter 2022 Conference Call and Webcast

The Company will host a webcast and conference call today at 8:30 am Eastern Time to discuss the Company's first quarter consolidated results.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://produceredition.webcasts.com/starthere.jsp?ei=1536194&tp_key=0e2e702de9
  Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 93425158
  A recorded playback of the conference call will be available until June 2, 2022 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 425158. An archived webcast will also be available at www.newgold.com.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

Endnotes
[1]	Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q1 2022 includes production of 79,621 ounces of silver (78,640 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $24.00 per silver ounce used for 2022 guidance estimates. Gold eq. ounces for New Afton in Q1 2022 includes 8.2 million pounds of copper produced (9.2 million pounds sold) and 29,890 ounces of silver produced (32,575 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, 4.00 per copper pound and $24.00 per silver ounce used for 2022 guidance estimates.

2.	"Total cash costs", "all-in sustaining costs", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations", "free cash flow", and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

Non-GAAP Financial Performance Measures

Total Cash Costs per Gold eq. Ounce

"Total cash costs per gold equivalent ounce" is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold equivalent ounce" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, net of capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The "Sustaining Capital Expenditure Reconciliation" table below reconciles New Gold's sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease", to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Consolidated OPEX, Cash Cost and All-in Sustaining Costs Reconciliation

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2022	2021
CONSOLIDATED OPEX, CASH COST AND ALL-IN SUSTAINING COSTS RECONCILIATION
Operating expenses	95.2	93.9
Gold equivalent ounces sold[1]	92,536	91,818
Operating expenses per gold equivalent ounce sold ($/ounce)	1,029	1,022
Operating expenses	95.2	93.9
Treatment and refining charges on concentrate sales	3.7	4.1
Total cash costs	99.0	98.0
Gold equivalent ounces sold[1]	92,536	91,818
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	1,069	1,067
Sustaining capital expenditures[2]	52.5	35.1
Sustaining exploration - expensed	0.3	0.3
Sustaining leases[2]	2.6	2.7
Corporate G&A including share-based compensation	6.9	3.8
Reclamation expenses	3.3	2.3
Total all-in sustaining costs	164.6	142.3
Gold equivalent ounces sold[1]	92,536	91,818
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,778	1,550

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2022	2021
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	58.4	53.9
Gold equivalent ounces sold[1]	61,684	53,577
Operating expenses per unit of gold sold ($/ounce)	948	1,006
Operating expenses	58.4	53.9
Total cash costs	58.5	53.9
Gold equivalent ounces sold[1]	61,684	53,577
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	948	1,006
Sustaining capital expenditures[2]	34.8	26.8
Sustaining leases[2]	2.3	2.5
Reclamation expenses	2.6	1.8
Total all-in sustaining costs	98.2	85.0
Gold equivalent ounces sold[1]	61,684	53,577
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,592	1,586

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2022	2021
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	36.8	40.0
Gold equivalent ounces sold[1]	30,852	38,241
Operating expenses per unit of gold sold ($/ounce)	1,192	1,046
Operating expenses	36.8	40.0
Treatment and refining charges on concentrate sales	3.7	4.1
Total cash costs	40.5	44.1
Gold equivalent ounces sold[1]	30,852	38,241
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	1,313	1,153
Sustaining capital expenditures[2]	17.7	8.3
Sustaining leases[2]	0.1	0.1
Reclamation expenses	0.7	0.5
Total all-in sustaining costs	59.0	53.1
Gold equivalent ounces sold[1]	30,852	38,241
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,913	1,388

Sustaining Capital Expenditures Reconciliation Table

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2022	2021
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	75.6	53.8
New Afton growth capital expenditures[2]	(18.0)	(17.2)
Rainy River growth capital expenditures[2]	(4.9)	(1.3)
Sustaining capital expenditures[2]	52.7	35.3

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude "other gains and losses" as per Note 3 of the Company's consolidated financial statements; and loss on redemption of long-term debt. Net earnings have been adjusted, including the associated tax impact, for the group of costs in "Other gains and losses" on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, fair value changes for copper price option contracts, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2022	2021
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
(Loss) earnings before taxes	(7.3)	19.0
Other (gains) losses	18.3	(8.7)
Adjusted net earnings before taxes	11.0	10.3
Income tax expense	(0.5)	(3.9)
Income tax adjustments	(0.2)	1.7
Adjusted income tax expense[2]	(0.7)	(2.2)
Adjusted net earnings[2]	10.3	8.1
Adjusted earnings per share (basic and diluted)[2]	0.02	0.01

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended March 31
(in millions of U.S. dollars)	2022	2021
CASH RECONCILIATION
Cash generated from operations	67.8	53.3
Change in non-cash operating working capital	(1.4)	10.4
Cash generated from operations, before changes in non-cash operating working capital[2]	66.4	63.7

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers' Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended March 31, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	62.9	15.1	(10.3)	67.8
Less Mining interest capital expenditures	(39.9)	(35.8)	—	(75.6)
Add Proceeds of sale from other assets	0.1	—	—	0.1
Less Lease payments	(2.3)	(0.1)	(0.1)	(2.5)
Less Cash settlement of non-current derivative financial liabilities	(6.2)	(12.4)	—	(18.6)
Free Cash Flow[2]	14.6	(33.2)	(10.4)	(28.8)

	Three months ended March 31, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	29.9	29.2	(5.8)	53.3
Less Mining interest capital expenditures	(28.1)	(25.6)	(0.1)	(53.8)
Add Proceeds of sale from other assets	—	0.1	—	0.1
Less Lease payments	(2.5)	(0.1)	(0.1)	(2.7)
Less Cash settlement of non-current derivative financial liabilities	(7.1)	(4.9)	—	(12.0)
Free Cash Flow[2]	(7.8)	(1.3)	(6.0)	(15.1)

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2022	2021
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	132.8	112.4
Treatment and refining charges on gold concentrate sales	1.2	1.2
Gross revenue from gold sales	134.0	113.6
Gold ounces sold	70,562	63,539
Total average realized price per gold ounce sold ($/ounce)[2]	1,897	1,788

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2022	2021
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	114.7	92.5
Gold ounces sold	60,635	51,796
Rainy River average realized price per gold ounce sold ($/ounce)[2]	1,891	1,786

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2022	2021
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	18.1	19.9
Treatment and refining charges on gold concentrate sales	1.2	1.2
Gross revenue from gold sales	19.3	21.1
Gold ounces sold	9,927	11,744
New Afton average realized price per gold ounce sold ($/ounce)[2]	1,935	1,799

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure starting on page 33 in the MD&A for the three months and year ended December 31, 2021 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: expectations regarding the Company's 2022 guidance; the Company's strategic plans and outlook both operationally and financially for the future; the continued ramp-up of the B3 zone at New Afton; production expectations for the second half of the year; and the anticipated decrease in the strip ratio during the second half of the year.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2022 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; (9) there being no significant disruptions to the Company's workforce at either the Rainy River Mine or New Afton Mine due to cases of COVID-19 (including any required self-isolation requirements due to cross-border travel to the United States or any other country or any other reason) or otherwise; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine and the New Afton Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-Zone; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-Zone permitting process; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; tailings dam and structure failures; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Eric Vinet, Senior Vice President, Operations of New Gold.  Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: Ankit Shah, Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 02-MAY-22